SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

WESTWAY GROUP, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

96169B 118

(CUSIP Number of Common Stock Underlying Class of Securities)

James B. Jenkins

Chief Executive Officer

365 Canal Street, Suite 2900

New Orleans, Louisiana 70130

(504) 525-9741

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Craig L. Godshall, Esq.

Stephen M. Leitzell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$5,979,987	$427

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the purchase of 45,999,900 warrants, each to purchase one share of common stock, at the purchase price of $0.13 per warrant.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $71.30 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$427	Filing Party:	Westway Group, Inc.

Form or Registration No.:	Schedule TO-I	Date Filed:	August 9, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, including the Amendment No. 1 filed on August 20, 2010, the Amendment No. 2 filed on September 7, 2010 and the Amendment No. 3 filed on September 8, 2010, collectively constitute the “Schedule TO”) filed by Westway Group, Inc., a Delaware corporation (“Westway” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with Westway’s offer to holders of up to 45,999,900 warrants, each exercisable into one share of its common stock, par value $0.0001 per share, for $5.00 per share (the “warrants”), to provide each tendering warrant holder with the opportunity to receive either (i) $0.13 per warrant tendered by such holder, net to such holder in cash, without interest and less any required withholding taxes, (ii) one share of Westway’s class A common stock for every 30 warrants tendered for exchange and not tendered for cash by such holder or (iii) any combination of cash and stock as such holder may elect on the terms set forth above. Westway’s offer is subject to the terms and conditions set forth in the Amended and Restated Offer to Purchase dated September 8, 2010 and in the related Amended and Restated Letter of Transmittal, which, each as amended or supplemented from time to time, including pursuant to this Amendment No. 4, together constitute the offer (the “Offer”) and copies of which were filed with the Schedule TO as Exhibits (a)(1)(E) and (a)(1)(F).

The information, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Amended and Restated Offer to Purchase is hereby amended as follows:

(1)	The third bullet point in the first paragraph under the sub-heading “Incorporation by Reference” in Section 9 (“Certain Information Concerning Westway”) on page 24 of the Amended and Restated Offer to Purchase is hereby amended and restated in its entirety as follows:

“•         Current Reports on Form 8-K, as filed on February 17, 2010; March 12, 2010; April 6, 2010; May 5, 2010; May 7, 2010; June 3, 2010; June 29, 2010; July 1, 2010; July 27, 2010; August 31, 2010; and September 17, 2010; and”

(2)	Section 10 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Westway Securities”) is hereby amended by adding the following new sub-heading and paragraph after the last paragraph under the sub-heading “Severance Agreements” on page 29:

“Consulting Agreement

On September 16, 2010, we entered into a consulting agreement with Wayne Driggers, which, among other things, requires that, with respect to the retention bonus in the form of restricted stock granted to Mr. Driggers under his severance agreement dated June 26, 2010 (see “—Severance Agreements” above), 25% of the number of shares of which restricted stock vested upon grant, an additional 25% of the number of shares of such restricted stock will vest on June 26, 2011 and, if we terminate the consulting agreement before June 26, 2011, Mr. Driggers will be entitled to receive such additional 25% of the number of shares of such restricted stock. Mr. Driggers has also forfeited the remaining portion of his restricted stock grant that is unvested as of October 1, 2010.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(d)(13)	Consulting Agreement between Wayne Driggers and Westway Group, Inc., dated September 16, 2010 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 17, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTWAY GROUP, INC.

By:	/s/ Thomas A. Masilla, Jr.
Thomas A. Masilla, Jr.
Chief Financial Officer

Date: September 17, 2010

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